UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              APPONLINE.COM,, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)



                                   0383 2H100
                      -------------------------------------
                                 (CUSIP Number)



    EDWARD CAPUANO, 520 BROADHOLLOW ROAD, MELVILLE, NY 11747, (631) 844-9805
    -------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 31, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

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                                  SCHEDULE 13D


CUSIP No.0383 2H100                                             Page 1 of 4 Page



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Jeffrey Skulsky       ###-##-####
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                  (b)  [x]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                           No funds were expended by the reporting person.
                                    OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR
         2(E)    [  ]
                    Not Applicable
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------

Number of        7    SOLE VOTING POWER
Shares Owned          2,153 of 19,253,386 shares beneficially owned in the
By Each               aggregate
Reporting        ---------------------------------------------------------------
Person
With
                 8    SHARED VOTING POWER
                      Not applicable
                 ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
                      19,253,386 of 19,253,386 shares beneficially owned in the
                      aggregate
                 ---------------------------------------------------------------

                 10   SHARED DISPOSITIVE POWER
                      Not applicable
                 ---------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,253,386 shares
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                              [    ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       43%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
                            IN
--------------------------------------------------------------------------------



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Item 1.  SECURITY AND ISSUER.
         -------------------

                  This statement on Schedule 13D (the "Statement") relates to the common stock, $0.001 par value per share (the "Common Stock") of AppOnline.com, Inc., a Delaware corporation (the "Company"), with its principal executive offices at 520 Broadhollow Road, Melville, NY 11747.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------
                  This Statement is being filed by Jeffrey Skulsky as trustee of the Skulsky Trust which beneficially owns 19,251,233 shares of the Common Stock. Jeffrey Skulsky's business address is c/o the Company at 520 Broadhollow, Melville, NY 11747. Jeffrey Skulsky, the Trustee of the Skulsky Trust, is the President of the Company. The Skulsky Trust beneficially owns 19,251,233 shares of Common Stock and Jeffrey Skulsky beneficially owns an additional 2,153 shares in his own name. During the last five years Jeffrey Skulsky has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Jeffrey Skulsky is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------
                  No funds have been expended by Jeffrey Skulsky with respect to the acquisition of 19,253,386 shares of Common Stock. Such shares were acquired in connection with the conversion of the Company's debt to the Skulsky Trust in the amount of $21,704,319.

Item 4.  PURPOSE OF TRANSACTION.
         ----------------------
                  The Skulsky Trust acquired the shares of Common Stock in consideration for the conversion of debt owed it by the Company.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------
                  Jeffrey Skulsky individually owns, in the aggregate, 2,153 shares of Common Stock, which is less than 1% of the outstanding shares of Common Stock as of the date hereof.
                  Of the 2,153 shares of Common Stock beneficially owned by Jeffrey Skulsky, Jeffrey Skulsky possesses the sole power to dispose of and direct the disposition of and vote 2,153 shares.
                  The Skulsky Trust, of which Jeffrey Skulsky is the trustee, beneficially owns, in the aggregate, 19,251,233 sharesof Common Stock, or 42.9% of the outstanding shares of Common Stock as of the date hereof.
         Of the19,251,233 shares of Common Stock beneficially owned by the Skulsky Trust, Jeffrey Skulsky possesses the sole

                                        2

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power to dispose of and direct the disposition of and vote 0 shares, pursuant to a voting trust agreement dated April 15, 2000 by and among AppOnline.com, Inc., Edward Capuano and the Skulsky Trust.
         Within the past 60 days, Jeffrey Skulsky did not effect any transactions.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------------------------------------------
                  On April 15, 2000, AppOnline.com, Inc., Mr. Capuano and the Skulsky Trust entered into a Voting Trust Agreement. Pursuant to the agreement, Mr. Capuano was granted sole voting power over 19,251,233 shares of common stock owned by the Skulsky Trust. Other than this agreement there are no contracts, arrangements, understandings or relationships between Mr. Capuano, Jeffrey Skulsky or the Skulsky Trust and any other party with respect to securities of the issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------
                  Exhibit 1 Voting Trust Agreement dated April 15, 2000 by and among AppOnline.com, Inc., Edward Capuano and the Skulsky Trust.

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 18, 2000


                                                        /S/ JEFFREY SKULSKY
                                                        -------------------
                                                        Jeffrey Skulsky

















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